THIS DEED is made on October 1, 1999

BETWEEN:

(1) OCWEN FINANCIAL CORPORATION a company incorporated in Delaware, of 1675 Palm Beach Lakes Boulevard, West Palm Beach, Florida 33401, United States of America (the "VENDOR"); and

(2) MALVERN HOUSE ACQUISITION, a company incorporated in England and Wales (registered no. 3830357), of Waterhouse Square, 138-142 Holborn, London, EC1N 2TH, the United Kingdom (the
        "PURCHASER").

WHEREAS this Deed is entered into pursuant to the agreement for the sale and purchase of all of the issued share capital of Ocwen UK plc, a company incorporated in England and Wales (registered number 3389478), whose registered office is at Malvern House, Croxley Business Park, Watford, Hertfordshire WD1 8YF (the "COMPANY") between the Vendor and the Purchaser dated of even date herewith (the "AGREEMENT").

THIS DEED WITNESSES as follows:

1.      INTERPRETATION

1.1     In this Deed:

        "ACCOUNTS RELIEF" means a Relief, the availability of which has been shown or referred to as an asset in the Accounts or has been taken into account in computing (and reducing) a provision for deferred tax which appears in the Accounts or has resulted in no provision for deferred tax being made in the Accounts;

        "ASSESSMENT" means a claim, assessment, notice, demand or other document issued or action taken by or on behalf of a Tax Authority or any other person by which a Group Company is liable or is sought to be made liable to make a payment to the Tax Authority (whether or not the payment is primarily payable by the Group Company and whether or not the Group Company has or may have a right of reimbursement against another person) or is denied or sought to be denied a Relief;

        "AUDITORS" means the auditors for the time being of the Group Company;

        "EVENT" means an event, act, transaction or omission, including, without limitation, a receipt or accrual of income or gains, distribution, failure to distribute, acquisition, disposal, transfer, payment, loan or advance;

        "GROUP COMPANY" has the meaning given in the Agreement;

        "POST-COMPLETION RELIEF" means a Relief which arises in respect of an Event occurring after Completion or in respect of a period commencing after Completion;

        "RELIEF" means any loss, relief, allowance, exemption, set-off, deduction, right to repayment or credit or other relief of a similar nature granted by or available in relation to Tax pursuant to any legislation or otherwise;

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        "TAX" and "TAXATION" mean any form of taxation,  levy, duty, (including, for the avoidance of doubt, stamp duty and stamp duty reserve tax) charge, contribution, withholding or impost in the nature of taxation (excluding rates but including any related fine, penalty, surcharge or interest) imposed, collected or assessed by, or payable to, a Tax Authority;

        "TAX AUTHORITY" and "TAXATION AUTHORITY" mean any government, state or municipality or any local, state, federal or other fiscal, revenue, customs or excise authority, body or official anywhere in the world including, without limitation, the Inland Revenue and H.M. Customs & Excise.

1.2 Unless the context otherwise requires, words and expressions defined in the Agreement have the same meanings in this Deed as in the Agreement.

1.3     In this Deed, a reference to:

        1.3.1 a statutory provision includes a reference to the statutory provision as modified or re-enacted or both from time to time whether before or after the date of this Deed and any subordinate legislation made under the statutory provision whether before or after the date of this Deed;

        1.3.2 an Event occurring includes an Event deemed to have occurred for the purposes of any Tax;

        1.3.3     an Event on or before Completion includes:

                  (a) any combination of Events only the first or some of which has or have taken place on or before Completion; and

                  (b) an Event which is deemed for the purposes of any Tax to have occurred on or before Completion;

        1.3.4 income, profits or gains earned, accrued or received includes any income, profits or gains deemed to be earned, accrued or received for the purposes of any Tax;

        1.3.5 income, profits or gains earned, accrued or received on or before a particular date or in respect of a particular period includes income, profits or gains which are deemed for the purposes of any Tax to have been earned, accrued or received on or before that date or in respect of that period.

1.4 In clause 2.1.4, "CONTROL" has the same meaning as in section 767A of the Taxes Act and "CONTROLLED" is to be construed accordingly.

1.5     The headings in this Deed do not affect its interpretation.

2.      THE VENDOR'S OBLIGATIONS

2.1 Subject to clause 3, the Vendor will pay to the Purchaser an amount equal to the amount of a Group Company's liability for Tax:

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        2.1.1     which arises:

                  (a) in consequence of an Event occurring on or before Completion; or

                  (b) in respect of or by reference to any income, profits or gains which were earned, accrued or received on or before Completion or in respect of a period ending on or before Completion;

                  in each case whether or not the Tax is chargeable against or attributable to another person and whether or not any amount in respect thereof is recoverable from any other person;

        2.1.2 which would have been saved but for the loss, reduction, modification or cancellation of an Accounts Relief in consequence of an Event occurring on or before Completion, or the non-availability or non-existence of an Accounts Relief;

        2.1.3 which would have arisen in consequence of an Event occurring on or before Completion or in respect of or by reference to any income, profits or gains which were earned, accrued or received on or before Completion or in respect of a period ending on or before Completion and which is not payable in consequence of the utilisation or set-off of an Accounts Relief or of a Post-Completion Relief; or

        2.1.4 which is a liability for which the Group Company is not primarily liable and which arises:

                  (a) as a result of having at any time before Completion been a member of a group for Tax purposes; or

                  (b) as a result of having at any time before Completion been controlled by any person.

2.2 Any Tax which would have been repaid but for the loss, reduction, set-off or cancellation of a right to repayment of Tax which has been shown or otherwise taken into account as an asset in the Accounts in consequence of an Event occurring on or before Completion or the non-availability or non-existence of such a right to repayment of Tax is for the purposes of clause 2.1.1 deemed to be Tax for which a Group Company is liable and which arises in consequence of an Event occurring on or before Completion.

2.3 The Vendor will pay to the Purchaser an amount equal to the amount of any liability of a Group Company or the Purchaser for reasonable costs incurred by the Group Company or the Purchaser in connection with an Assessment or a liability as mentioned in clause 2 or in successfully taking or defending an action under this Deed.

3.      LIMITATIONS ON COVENANT

3.1 The limitation referred to in clause 7.1 of the Agreement shall apply to this Deed.

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3.2     Clause 2 does not apply to a liability to the extent that:

        3.2.1 a specific provision or reserve in respect of the liability is made in the Accounts or payment or discharge of the liability has been taken into account and included in a provision or reserve; or

        3.2.2 the liability arises or is increased as a result only of a provision or reserve for the liability made in the Accounts being insufficient in consequence of an increase in Tax rates announced after Completion with retrospective effect; or

        3.2.3 the liability arises in consequence of an Event which has occurred since the Last Accounting Date and on or before Completion in the relevant Group Company's ordinary course of trading; or

        3.2.4 the Tax liability would not have arisen but for a voluntary act, omission, transaction or arrangement of the Purchaser (or its successors in title to the Shares) or of a Group Company, or of any company controlled by the Purchaser, or of a person or persons controlling the Purchaser occurring after Completion other than in the ordinary course of business as carried out at Completion or pursuant to a legally binding agreement entered into prior to Completion; or

        3.2.5 the Tax liability would not have arisen or would have been reduced or eliminated but for the failure or omission on the part of any Group Company to comply with a request of the Vendor or its duly authorised advisers to make any valid claim, election, surrender or disclaimer, to give any valid notice or consent, or to do any other thing under the provisions of any enactment or regulation relating to Tax after Completion, the making, giving or doing of which was taken into account in computing the provisions for Tax in the Accounts; or

        3.2.6 any Relief is available to a Group Company to set against or otherwise mitigate the Tax liability, other than (a) any Accounts Relief; and (b) any Post-Completion Relief; or

        3.2.7 the Tax liability would not have arisen or would have been reduced or eliminated but for any claim, election, surrender or disclaimer made or notice or consent given after Completion by a Group Company or the Purchaser or any subsidiary or any person connected with any of them under provisions of any enactment or regulation relating to Tax other than any claim, election, surrender, disclaimer, notice or consent assumed to have been made, given or done in computing the amount of any allowance, provision or reserve in the Accounts;or

        3.2.8 the Tax liability would not have arisen but for a failure on the part of the Purchaser or any Group Company to comply with its duties under clauses 5 or 9.

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3.3     Without  limitation,  none of the following is regarded for the purposes of clause 3.2.3 as an Event which has occurred in a Group Company's ordinary course of trading:

        3.3.1 an Event giving rise to a liability under Part VIII of the Taxes Management Act 1970 (charges arising on non-residents) or under section 126 or Schedule 23 of the Finance Act 1995 (UK representatives of non-residents etc.);

        3.3.2     an  Event  giving  rise  to a  liability  under  Part  XVII or
                  Schedule 28AA of the Taxes Act (tax avoidance and provision not at arm's length);

        3.3.3 a distribution within the meaning given by Part VI or section 418 of the Taxes Act;

        3.3.4 an acquisition, disposal or supply or deemed acquisition, disposal or supply of assets, goods, services or business facilities of any kind (including a loan of money or a letting, hiring or licensing of tangible or intangible property) for a consideration which is treated for Tax purposes as different from the actual consideration;

        3.3.5 an Event which results in a Group Company being liable for Tax for which it is not primarily liable;

        3.3.6 a Group Company's failure to deduct or account for Tax or pay Tax when due;

        3.3.7     a   disposal   of  a   capital   asset   worth  in  excess  of
                  (pound)10,000;

        3.3.8 an Event giving rise to a liability within section 419 of the Taxes Act;

        3.3.9 a release of all or part of any debt or the negative goodwill shown as such in the Accounts of Ocwen Limited being treated as taxable;

        3.3.10 the making of, or providing for, any redundancy or similar payments;

        3.3.11 an Event which results in a chargeable gain being attributed to a Group Company under section 13 or 87 TCGA.

        3.3.12 any Event which gives rise to VAT payable by Midland & General Direct Limited on advertising services supplied in or after November 1998;

        3.3.13 the failure to obtain a Relief in relation to management expenses as a result of a failure to agree the tax status of Lion UK PLC with the Inland Revenue as an investment company or any failure to agree the partial exemption method of the VAT group of which Ocwen plc is the representative member as being the partial exemption method assumed to apply for the purposes of the Accounts;

        3.3.14 the provision of any asset (including cash) by a Group Company to any person for services supplied in their capacity as self-employed.

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3.4     Subject to clause  3.5,  clause 2 does not apply to a  liability  unless written notice of the liability giving rise to the claim (stating in reasonable detail the nature of the liability and, if practicable, the amount claimed) has been given to the Vendor on or before the date 7 years and 1 month after the Last Accounting Date.

3.5 Clause 3.4 will not apply where a Tax Authority can assess a Group Company in respect of the Tax to which the claim relates after such date because of fraud or wilful misconduct in the case of a Group Company only, prior to Completion.

4.      PAYMENTS FREE OF WITHHOLDING, ETC.

4.1 All payments made by the Vendor under this Deed will be made gross, free of any right of counterclaim or set-off and without deduction or withholding of any kind other than any deduction or withholding required by law.

4.2 If the Vendor makes a deduction or withholding required by law from a payment under this Deed, the sum due from the Vendor will be increased to the extent necessary to ensure that, after the making of any deduction or withholding, the Purchaser receives a sum equal to the sum it would have received had no deduction or withholding been made. If the Purchaser obtains an actual saving of Tax as a result of any tax credit which is attributable to the aforesaid deduction or withholding, the Purchaser shall pay to the Vendor the amount of such actual Tax saving.

4.3 If a payment under clause 2 or 4.2 will be or has been subject to Tax, the Vendor will pay to the Purchaser the amount (after taking into account Tax payable in respect of the amount) that will ensure that the Purchaser receives and retains a net sum equal to the sum it would have received had the payment not been subject to Tax.

5.      APPEALS AND CONDUCT OF CLAIMS

5.1 If a Group Company or the Purchaser receives or makes an Assessment or receives an inquiry notice relating to a liability for Tax as mentioned in clause 2.1 or which may give rise to a Tax Warranty Claim:

        5.1.1 the Purchaser will as soon as reasonably practicable give notice of the Assessment to the Vendor, but notice is not a condition precedent to Purchaser's liability under this Deed; and

        5.1.2 subject to clauses 5.4 and 5.5, the Purchaser will, and will ensure that each Group Company will, take any action the Vendor may reasonably request to avoid, dispute, resist or compromise the Assessment if the Vendor has first agreed (to the Purchaser's reasonable satisfaction) to indemnify the Purchaser and each Group Company against the Tax, and any additional Tax and costs which the Purchaser or any Group Company may reasonably incur in connection with the taking of action pursuant to clause 5.1.2.

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5.2     The Vendor  may have any action  referred  to in clause  5.1.2  taken by professional advisers nominated by it for this purpose if the Vendor:

        5.2.1 keeps the Purchaser fully informed of all matters relating to the Assessment and delivers to the Purchaser copies of all correspondence relating to the Assessment;

        5.2.2 obtains the Purchaser's prior written approval (such approval not to be unreasonably withheld or delayed), to:

                  (a) the appointment of solicitors or other professional advisers; and

                  (b) the content and sending to a Tax Authority of each communication (written or otherwise) relating to the Assessment (other than routine communications immaterial to the subject matter of the Assessment);

                  (c)     the settlement or compromise of the Assessment; and

                  (d) the agreement of any matter which is likely to affect the amount of the Assessment or the future liability of a Group Company or of the Purchaser in respect of Tax; and

        5.2.3 agrees (to the Purchaser's reasonable satisfaction) to indemnify the Purchaser and each Group Company against all costs which the Purchaser or a Group Company may reasonably incur in connection with the use of professional advisers nominated by the Vendor under this clause 5.2

5.3 The Vendor's rights under clause 5.1.2 cease if the Vendor fails to comply with any of its obligations under clauses 5.1 and 5.2 or the
        Vendor:

        5.3.1 takes corporate action, or other steps are taken or legal proceedings are started for its winding up, dissolution, administration or re-organisation or for the appointment of a receiver, administrator, trustee or similar officer of it or of any of its assets; or

        5.3.2 is unable to pay its debts as they fall due, starts negotiations with a creditor with a view to the general readjustment or rescheduling of its indebtedness or makes a general assignment for the benefit of, or a composition with, its creditors.

5.4 The Purchaser is not obliged to take action pursuant to clause 5.1.2 which involves contesting an Assessment beyond the first appellate body (excluding the Tax Authority which has made the Assessment) in the jurisdiction concerned, without the opinion of leading Tax Counsel to the effect that the appeal will on the balance of probabilities be won.

5.5 Clause 5.1.2 does not apply in relation to any Assessment if the Vendor or a Group Company have committed an act or is responsible for an

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        omission which  constitutes fraud or wilful misconduct (in the case of a
        Group Company only prior to Completion) in relation to that Assessment or matters relating to that Assessment.

5.6 The Purchaser need not take any action if such action is likely to have an adverse effect on the financial or commercial position of the Purchaser or a Group Company which is materially disproportionate, taking into account all relevant considerations including financial cost, to the Purchaser or Group Company.

6.      DATE FOR PAYMENT AND INTEREST

6.1 If a liability arises as mentioned in clauses 2 or 4.3, the Purchaser will notify the Vendor of the amount payable.

6.2 Without prejudice to the date for payment of any amounts payable by the Vendor under this Deed, if the Vendor requests within 14 days starting on the day after delivery of the notice, the Purchaser will (at the Vendor's cost) ensure that the Purchaser's auditors (acting as experts and not as arbitrators) confirm the amount referred to in clause 6.1. This confirmation is (except for manifest error) conclusive and binding on the Vendor.

6.3 The Vendor will pay the amount referred to in clause 6.1 (or, if different, the amount confirmed by the Purchaser's auditors pursuant to clause 6.2) to the Purchaser on or before the fifth Business Day after the date of the notice, or if later:

        6.3.1 in the case of a liability under clauses 2.1.1, 2.1.4 or 4.3, 5 Business Days before the date on which the Tax is payable;

        6.3.2 in the case of liability deemed to arise under clause 2.1.1 by virtue of clause 2.2, the date on which the Tax would have been repaid but for the loss, reduction, set-off, cancellation, non-availability or non-existence of the right to repayment of Tax;

        6.3.3 in the case of a liability under clause 2.1.2, 5 Business Days before the date on which the relevant Group Company is due to pay any Tax which, but for the loss, reduction, modification, cancellation, non-availability or non-existence of the Accounts Relief it would not have been liable to pay;

        6.3.4 in the case of a liability under clause 2.1.3, the date on which the relevant Group Company would have had to pay the Tax but for the utilisation of the Accounts Relief or Post-Completion Relief;

        6.3.5 in the case of a liability under clause 2.3, 5 Business Days before the relevant Group Company becomes liable to make the payment or repayment; or

        6.3.6 in the case of a liability under clause 2.4, 5 Business Days before the Purchaser or the relevant Group Company becomes liable to pay the costs.

6.4 If any sum due and payable by the Vendor under this Deed is not paid on the due date in accordance with the provisions of this Deed, the Vendor will, in addition to that sum, pay interest to the Purchaser from the

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        date for payment of the sum to and including  the day of actual  payment of the sum (or the next Business Day if the day of actual payment is not a Business Day). The interest accrues from day to day (before and after judgment) at the rate of 2% per annum above the base rate of the National Westminster Bank plc (or if there is no base rate, at a similar rate reasonably selected by the Purchaser) and is compounded quarterly.

7.      CORRESPONDING SAVINGS AND REFUNDS

7.1 If any Tax liability which has resulted in a payment having been made by the Vendor under this Deed or for breach of any of the Tax Warranties has given rise to a Relief for a Group Company or the Purchaser which would not otherwise have arisen, then

        (a) the Purchaser shall procure that full details of such Relief are given to the Vendor as soon as reasonably practicable; and

        (b) to the extent that the liability of the Purchaser or a Group Company to make an actual payment of or in respect of Tax is reduced by reason of such Relief from the amount that such liability would have been but for the availability of such Relief, the Purchaser shall:

                  (i) first set-off such amount against any payment then due from the Vendor under this Deed; and

                  (ii) to the extent there is an excess, refund shall be made to the Vendor for any previous payments made by the Vendor under this Deed and not previously refunded under this clause; and

                  (iii) to the extent there is a further excess remaining, that excess shall be carried forward and set-off against any future payment or payments which become due from the Vendor under this Deed.

7.2 If the Vendor at any time pays to the Purchaser an amount pursuant to a claim under this Deed and the Purchaser or the Group Company is or becomes entitled to recover from some other person (other than a Group Company or the Purchaser, but including any Tax authority) any sum in respect of the matter giving rise to such claim (other than by reason of any Post-Completion Relief or Accounts Relief), the Purchaser, if so required by the Vendor, will (and will procure that the Group Company will), at the cost of the Vendor and upon the Vendor providing security to the reasonable satisfaction of the Purchaser against all costs which may thereby be incurred, take all reasonable steps to enforce such recovery and the Purchaser shall promptly following such recovery treat in accordance with 7.1(b)(i) to (iii) above the lesser of:

        (a) the sum so recovered by the Purchaser or the Group Company from such other person (including sums recovered in respect of costs and any interest or repayment supplement received in respect of the sum recovered, but less any costs of recovery not previously reimbursed, and less any Tax chargeable on the sum recovered); and

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        (b)       the  amount  referred  to  above  paid  by the  Vendor  to the
                  Purchaser.

7.3 If any Tax liability arising from an Event which gives rise to VAT as stated in clause 3.3.13 results in a liability of the Vendor under this Deed ("Vendor's VAT Liability") and such Event also results in an actual saving of VAT after Completion, then such saving of VAT shall be set-off against the Vendor's VAT Liability and a repayment of the Vendor's VAT Liability already made by the Vendor shall be made by the Purchaser as appropriate when such saving is actually made.

8.      OVER PROVISIONS

8.1 If (at the request and expense of the Vendor) the Auditors certify that any provision in the Accounts for any liability for Tax (excluding any provision for deferred tax) has proved to be an over provision, the Purchaser shall treat the amount of such overprovision in accordance with clause 7.1(b)(i)-(iii).

8.2 Upon a Group Company or the Purchaser becoming aware that there has or may have been an over provision within the meaning of clause 8.1 the Purchaser shall as soon as reasonably practicable give notice of that fact to the Vendor.

8.3 In certifying any over provision pursuant to clause 8.1 the Auditors shall act as experts and not as arbitrators and their certificate shall (in the absence of manifest error) be conclusive and binding on all concerned.

8.4 Either the Vendor or the Purchaser may, at its expense, require any certificate produced in accordance with clause 8.1 to be reviewed by the Auditors in the event that there are relevant circumstances or facts of which it was not aware and which were not taken into account at the time when such certificate was produced and to certify whether the certificate remains correct or whether it should be amended. If a
        certificate  is  amended  as  stated  such  certificate   shall  be  the
        certificate for the purposes of clause 8.1 and any adjusting payment that is required to give effect to this clause shall be made forthwith.

9.      TAX COMPUTATIONS

9.1     The  Vendor  (or its  authorised  agent)  will  (at its  cost)  have the responsibility for, and the conduct of, preparing, submitting, negotiating and agreeing with the Tax Authorities, all outstanding Tax computations and returns of each Group Company for each accounting period ending on or before the Last Accounting Date (the "RELEVANT ACCOUNTING PERIODS").

9.2 The Purchaser will procure that the relevant Group Company will make such claims, surrenders, disclaimers and elections or give such notice or consent or do such other things as were taken into account in computing a provision for Tax in the Accounts and may reasonably be directed by the Vendor relating to the Relevant Accounting Periods or any subsequent accounting period to the extent it falls prior to Completion.

9.3 The Purchaser will procure the provision to the Vendor of such information and assistance which the Vendor may reasonably require of the other to prepare, submit and agree all Tax computations, documents or correspondence relating to the Relevant Accounting Periods.

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9.4     The  Purchaser  covenants  with the  Vendor  to  procure  that the Group
        Companies   take  such  action   (including   signing  and   authorising
        computations and returns) as is necessary or desirable to give effect to this clause.

9.5 In relation to any action as is referred to in clauses 9.1 and 9.5, the Vendor will:

        9.5.1 keep the Purchaser fully informed of all matters relating thereto and deliver to the Purchaser copies of all material correspondence with Tax Authorities relating thereto;

        9.5.2 submit to the Purchaser for comments all correspondence and documents which it intends to submit to a Tax Authority and take into account all such reasonable comments as the Vendor reasonably considers are appropriate;

        9.5.3 not submit to a Tax Authority any such correspondence or documents, or agree any matter in relation to the Relevant Accounting Periods which is not true, accurate and lawful in all respects;

        9.5.4 not submit such documents, correspondence or agreements as is likely to prejudice the amount of liability of a Group Company in respect of Tax for which the Vendor is not liable under this Deed without the prior written approval of the Purchaser, such approval not to be unreasonably withheld or delayed.

9.6    The Vendor's rights under this clause cease if the Vendor:

       9.6.1 takes corporate action, or other steps are taken or legal proceedings are started for its winding up, dissolution, administration or re-organisation or for the appointment of a receiver, administrator, trustee or similar officer of it or of any of its assets; or

       9.6.2 is unable to pay its debts as they fall due, starts negotiations with a creditor with a view to the general readjustment or rescheduling of its indebtedness or makes a general assignment for the benefit of, or a composition with, its creditors.

9.7 This clause 9 will not impose any obligation on the Purchaser in relation to any matter if the Vendor or a Group Company has committed an act or is responsible for an omission which constitutes fraud or wilful misconduct in the case of a Group Company only, prior to Completion.

9.8 The Vendor will use all reasonable endeavours to agree the Tax matters for which it is responsible under clause 9.1 as soon as reasonably practicable and will deal with such matters promptly and diligently.

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9.9     The Purchaser  (or its  authorised  agent) will have the  responsibility for, and the conduct of, preparing, submitting, negotiating and agreeing with the Tax Authorities, all outstanding Tax computations and returns of each Group Company for the accounting period in which Completion falls (the "CURRENT ACCOUNTING PERIOD").

9.10 The Vendor will procure the provision to the Purchaser and each Group Company of such information and assistance which each may reasonably require of the Vendor to prepare, submit and agree all Tax computations, documents or correspondence relating to the Current Accounting Period.

9.11    In relation to any actions as is referred to in clause 9.9 which  relate
        to  such  part  of  the  Current   Accounting  Period  as  falls  before
        Completion, the Purchaser will:

        9.11.1    keep the Vendor fully informed of all matters relating thereto
                  and   deliver   to  the   Vendor   copies   of  all   material
                  correspondence with Tax Authorities relating thereto;

        9.11.2 submit to the Vendor for comments all correspondence and documents which it intends to submit to a Tax Authority and take into account all such reasonable comments as the Purchaser reasonably considers are appropriate;

        9.11.3 not submit to a Tax Authority any such correspondence or documents, or agree any matter in relation to the Current Accounting Period which is not true, accurate and lawful in all respects.

10.     PURCHASER'S OBLIGATIONS

        The Purchaser covenants to the Vendor to pay to the Vendor an amount equal to any Tax assessed under s767A or 767AA ICTA 1988 which is assessed on the Vendor, or any company (other than a Group Company) of which the Vendor has control, as defined for the purposes of s767A or s767AA ICTA, for an accounting period beginning before Completion being unpaid other than any Tax the liability for which falls upon the Vendor pursuant to clause 2.

11.     GENERAL

        Clause 14, 16, 17, 18 and 19 of the Agreement shall have effect for the purposes of this Deed as if incorporated herein.

12.     DELIVERY

        This Deed is delivered on the date written at the start of this Deed.


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EXECUTED by the parties as a deed

Executed as a deed by OCWEN                     )
FINANCIAL CORPORATION                           )

/s/ WILLIAM C. ERBEY               Signature of director
--------------------------------
    WILLIAM C. ERBEY               Name of director



/s/ TRINI L. DONATO                Signature of director/secretary
--------------------------------
    TRINI L. DONATO                Name of director/secretary



Executed as a deed by MALVERN HOUSE             )
ACQUISITION LIMITED                             )

/s/ DAVID JOHNSON                  Signature of director
--------------------------------
    DAVID JOHNSON                  Name of director



/s/ JOSEPH A. DLUTOWSKI            Signature of director/secretary
--------------------------------
    JOSEPH A. DLUTOWSKI            Name of director/secretary


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